UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF): 04.032.433/0001 -80
Company Registry (NIRE): 33300275410
Publicly Held Company

NOTICE TO THE MARKET

Rio de Janeiro, December 04, 2009 – Contax Participações S.A. announces that it has received a Material Fact released by its controlling shareholder CTX PARTICIPAÇÕES S.A., as stated below:

CTX PARTICIPAÇÕES S.A.

Publicly Held Company

Corporate Taxpayers’ ID N.º 09.601.322/0001 -60

Company Registry N.º 3330028691-8

MATERIAL FACT

Pursuant to CVM instruction 358, Contax Participações S/A announces that on today’s date it received a letter from the shareholder BNDES Participações S.A. – BNDESPAR, with the following content:

“Following the terms of the Material Fact published by Telemar Participações S.A. (“TmarPart”) in 04/25/2008, that deals with the corporate restructuring of TmarPart and the partial spin-off of CTX Participações S.A. (“CTX”), the final step of the restructuring is the realization by BNDESPAR of a public auction of shares issued by TmarPart and CTX, pursuant to item IV – Restructuring of the shareholder Fiago Participações S.A.

Since all the conditions preceding the auction have been completed, BNDES Participações S.A – BNDESPAR, recently filed with the Comissão de Valores Mobiliários an application with the intent to waive the automatic registration of a public offer, as provided by article 5º, item II, of CVM’s Instruction nº 400, of December 29, 2003, (“Instruction CVM 400”), for sale of two lots of indivisible shares through an exclusive auction of purchase and sale of securities that are not traded on the stock exchange, through the Megabolsa system from Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”). The two lots being:

a) a lot comprising of 198,696,395 (one hundred ninety-eight million, six hundred ninety-six thousand, three hundred ninety-five) common shares issued by CTX along with 198,696,395 (one hundred ninety-eight million, six hundred ninety-six thousand, three hundred ninety-five) common shares issued by TmarPart; and

b) another lot comprising of 197,294,242 (one hundred ninety-seven million, two hundred ninety-four thousand, two hundred forty-two) common shares issued by CTX along with 197,294,242 (one hundred ninety-seven million, two hundred ninety-four thousand, two hundred forty-two) common shares issued by TmarPart.

After CVM’s reply, a new Material Fact will be published. In case CVM defers BNDESPAR’s request, in the Material Fact all the conditions regarding the auction will be described”.

Rio de Janeiro, December 03, 2009.

Pedro Jereissati

Investor Relations Officer

Rio de Janeiro, December 04, 2009.

Sincerely,
Michel Neves Sarkis
Chief Financial and Investor Relations Officer
CONTAX PARTICIPAÇÕES S/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.